UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013.

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING THE EXHIBITS ANNEXED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO.’S 333-185240 AND 333-190963) AND FORM F-3 (SEC FILE NO. 333-190965) (COLLECTIVELY, THE “REGISTRATION STATEMENTS”), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

     Stratasys Ltd., or Stratasys, hereby files this Report on Foreign Private Issuer on Form 6-K, or this Form 6-K, in order to provide certain historical and pro-forma financial information with respect to Cooperation Technology Corporation, or MakerBot, which is the direct parent company of MakerBot Industries, LLC. MakerBot was acquired by Stratasys, referred to herein as the merger, on August 15, 2013 pursuant to an Agreement and Plan of Merger, dated as of June 19, 2013, or the merger agreement, by and among Stratasys, Baccio Merger Corporation, Baccio Corporation, Cooperation Technology Corporation and Shareholder Representative Services, LLC, as Seller Representative. The financial information annexed to this Form 6-K consists of the following:

(i)	Exhibit 99.1: Audited, consolidated financial statements of Cooperation Technology Corporation as of and for the year ended, December 31, 2012 (including the notes thereto) (referred to herein as the Cooperation Technology Corporation 2012 Financial Statements).

(ii)	Exhibit 99.2: Unaudited condensed consolidated financial statements of Cooperation Technology Corporation as of June 30, 2013 and for the six month periods ended June 30, 2013 and 2012.

(iii)	Exhibit 99.3: Unaudited Pro Forma Condensed Combined Financial Statements of Operations for the year ended December 31, 2012 and the six months ended June 30, 2013 and Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2013, prepared in accordance with SEC Regulation S-X Article 11, which combine (a) the historical consolidated statements of operations of Stratasys and Cooperation Technology Corporation as if the merger had been completed on January 1, 2012 and (b) the historical consolidated balance sheets of Stratasys and Cooperation Technology Corporation, giving effect to the merger as if it had been consummated on June 30, 2013.

(iv)	Exhibit 99.4: Supplemental Unaudited Pro Forma Condensed Combined non-GAAP Financial Data of Stratasys Ltd. and Cooperation Technology Corporation for the year ended December 31, 2012 and the six months ended June 30, 2013.

In addition, Stratasys is filing the following additional exhibit to this Form 6-K, which is incorporated by reference as Exhibit 23.4, 23.5 and 23.7 to Stratasys’ Registration Statements on Form S-8 (SEC File No. 333-185240), Form S-8 (SEC File No. 333-190963) and Form F-3 (SEC File No. 333-190965), respectively:

(v)	Exhibit 23: Consent of CohnReznick LLP, independent auditor, to the incorporation by reference into Stratasys’ Registration Statements on Form S-8 (SEC File No.’s 333-185240 and 333-190963) and Form F-3 (SEC File No. 333-190965) of their report dated May 6, 2013, with respect to the Cooperation Technology Corporation 2012 Financial Statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 4, 2013	By:	/s/ Erez Simha
Name: Erez Simha
Title: Chief Financial Officer

EXHIBIT INDEX

     The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description
23	Consent of CohnReznick LLP, independent auditor of Cooperation Technology Corporation
99.1	Audited, consolidated financial statements of Cooperation Technology Corporation as of and for the year ended December 31, 2012
99.2	Unaudited condensed consolidated financial statements of Cooperation Technology Corporation as of June 30, 2013 and for the six month periods ended June 30, 2013 and 2012
99.3	Unaudited Pro Forma Condensed Combined Statements of Operations of Stratasys Ltd. and Cooperation Technology Corporation for the year ended December 31, 2012 and the six months ended June 30, 2013, and Unaudited Pro Forma Condensed Combined Balance Sheet of Stratasys Ltd. and Cooperation Technology Corporation as of June 30, 2013
99.4	Supplemental Unaudited Pro Forma Condensed Combined non-GAAP Financial Data of Stratasys Ltd. and Cooperation Technology Corporation for the year ended December 31, 2012 and the six months ended June 30, 2013